                                                                Exhibit 99(a)(6)

PP&L Resources, Inc.
----------------------------------------------------------------
Two North Ninth Street . Allentown, PA 18101-1179 . 610/774-5151



William F. Hecht
Chairman, President
and Chief Executive Officer

                                                   March 3, 1997


Dear Shareowners of Preferred Stock of
Pennsylvania Power & Light Company:

              Re: Tender Offer for All of PP&L's Preferred Stock
                  ----------------------------------------------

       PP&L Resources, Inc. is offering to purchase any and all shares of the 4 1/2% Preferred Stock and each series of Series Preferred Stock of Pennsylvania Power & Light Company at the applicable price set forth in the enclosed Offer to Purchase.

       This offer gives you the opportunity to sell your shares of 4 1/2% Preferred Stock and Series Preferred Stock at a price which PP&L Resources, Inc. believes to be a premium over the market price and without the usual transaction costs associated with a market sale.

       All of the shares of 4 1/2% Preferred Stock and Series Preferred Stock that are properly tendered in accordance with the terms and conditions set forth in the enclosed Offer to Purchase and the applicable Letter of Transmittal will be purchased in cash at the applicable price.

       The offer is explained in detail in the enclosed Offer to Purchase and applicable Letter of Transmittal. A separate Letter of Transmittal has been prepared for the 4 1/2% Preferred Stock and for each series of Series Preferred Stock (each a "Series of Preferred") and only the applicable Letter of Transmittal may be used to tender shares for that Series of Preferred. If you want to tender your shares, the instructions on how to tender shares are in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the offer.

       The offer for shares of one Series of Preferred is independent of the offer for shares of any other Series of Preferred.

       PP&L Resources, Inc., Pennsylvania Power & Light Company, their Boards of Directors and their executive officers make no recommendation to any shareowner as to whether to tender any of all shares of any Series of Preferred pursuant to the offer. Shareowners must make their own decisions as to whether to tender shares of any Series of Preferred pursuant to the offer and, if so, how many shares to tender. If you do not wish to participate in the offer, you do not need to take any action.


                                           Sincerely,


                                           /s/ W.F. Hecht
                                               W.F. Hecht

Enclosures